CORPORATE DEVELOPMENT CAPITAL, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of and for the year ended December 31, 2015

Computation of Net Capital

Total Members' Equity			$	7,401.83
Nonallowable assets:				
Prepaid Expenses	$	-	$	518.50
Fixed Assets	$	-		
Accounts receivable - other	$	-	$	890.00
Other Charges	$	-		
Haircuts	$	-		
Undue Concentration	$	-	$	-
Net allowable capital			$	5,993.33

Computaion of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	-
Minimum dollar net capital requirement of reporting broker dealer	$	5,000.00
Net capital requirement	$	5,000.00
Excess net capital	$	993.33

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	-
Percentage of aggregate indebtedness to net capital		0.00%

Reconciliation of the Computaion of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$	6,883.33
Adjustments:		
Change in Equity (Adjustments)		-
Change in Non-Allowable Assets		890.00
Change in Haircuts		-
Change in Concentration		-
Net Capital Computation Per Audit		5,993.33
Reconciled Difference	$	-